Midas Fund, Inc.
                               11 Hanover Square
                               New York, NY 10005

March 27, 2006

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

        Re:     Midas Fund, Inc.
                File No.  2-98229
                         811-4316
                Request for Withdrawal of Post-Effective Amendment No. 34 to the Registration Statement

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Midas Fund, Inc. (the "Fund") requests the withdrawal of Post-Effective Amendment No. 34 to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 2, 2006 (Accession No. 0000770200-06-000010) (the "Post-Effective Amendment").

     The Fund inadvertently stated March 2, 2006 as the effective date of the filing. The effective date of the filing should be May 1, 2006. No securities were sold in connection with the Post-Effective Amendment. The Fund plans to re-file the Post-Effective Amendment immediately following the withdrawal of the Post-Effective Amendment and plans to request acceleration of the Post-Effective Amendment to May 1, 2006.

     The Fund hereby requests that the Post-Effective Amendment be withdrawn as soon as is practicable. Please contact Darrell Mounts, counsel to the Fund, at
(202) 778-9298 with any questions or comments you have regarding this filing.


Sincerely yours,

/s/ Thomas B. Winmill President


Cc: R. Darrell Mounts, Esq.
    Kirkpatrick & Lockhart Nicholson Graham LLP